ANGLO AMERICAN



Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA



Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

24 July, 2003

Dear Sirs

Anglo American Corp of South Africa Ltd

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 15 July 2003 – Anglo American disposes of stake in Avgold.
- Press Release dated 23 July 2003 – Anglo American and Sasol to proceed with the development of Kriel South Coal reserves.
- Notification of directors' interests dated 7 July 2003.
- Notification of directors' interests dated 01 July 2003; 04 July 2003; 08 July 2003; 15 July 2003; 22 July 2003.
- Notifications concerning interests in ordinary shares dated 10 July 2003.
- Notification of listings dated 30 June 2003 and 17 July 2003.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

dlw 7/31

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138


ANGLO
AMERICAN



sasol
reaching new frontiers



News Release

23 July 2003

Anglo American and Sasol to proceed with the development of Kriel South coal reserves

In June 2000, Anglo American plc and Sasol Limited initiated a study to consider the development of the Kriel South coal reserves in Mpumalanga province, South Africa. An agreement has now been reached and Anglo Coal will establish a new opencast operation on the northern portion of the coalfield and Sasol has been granted access to the southern portion of the Kriel South coalfield, through the expansion of its existing underground operations at Syferfontein Colliery.

Anglo Coal will invest R769 million (US$96 million) and Sasol R320 million (US$40 million) in the project. Anglo will produce, for Sasol's consumption, 5 million tons per annum, while a similar production rate will be added to the rate at which Sasol's Syferfontein mine will produce. Together they are expected to yield an estimated 200 million tons of thermal coal for supply to Sasol Synfuels at Secunda, South Africa, over twenty years.

Production will commence in July 2005.

Anglo American - London
Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Sasol
Johann van Rheede
Media Manager
Tel: +27 11 441 3295
Mobile: +27 82 329 0186
E-mail johann.vanrheede@sasol.com
Website: www.sasol.com

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)




SEC MAIL
RECEIVED
PROCESSING
JUL 3 0 2003
WASH. D.C.
SECTION

News Release

15 July 2003

Anglo American disposes of stake in Avgold

Anglo American plc ("Anglo American") announces that it has, subject to certain conditions, exchanged its 11.5% stake in Avgold Limited ("Avgold") for rights to shares in Harmony Gold Mining Company Limited ("Harmony") to be issued pursuant to a renounceable letter arrangement mechanism. The aforesaid rights will immediately be onsold by Anglo American for an aggregate amount of around US$80 million.

This announcement is not an offer to sell or a solicitation of an offer to purchase any securities.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



SEC MAIL
RECEIVED
PROCESSING
JUL 3 0 2003
WASH. D.C.
SECTION

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,880 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 July 2003, was as follows:

A J Trahar	26	ordinary shares
A W Lea	26	ordinary shares
W A Nairn	26	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,988 ordinary shares (including interests on a conditional basis in 70,840 shares)
A W Lea 84,671 ordinary shares (including interests on a conditional basis in 33,117 shares)
W A Nairn 35,574 ordinary shares (including interests on a conditional basis in 16,267 shares)

N Jordan
Company Secretary
07 July 2003

A/S: 806053.


SEC MAIL
PROCESSING
RECEIVED
JUL 30 2003
WASH, D.C.
155
SECTION

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 488,553 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 01 July 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 01 July 2003 that each of the Directors technically ceased to be interested on that day in 488,553 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, pursuant to the SAYE Scheme, in terms of which a maturity took place today.

N Jordan
Deputy Secretary
01 July 2003

cc: AWL
NJS
NJ
(SEC + S)

AJS: 783617


SEC MAIL
RECEIVED
PROCESSING
JUL 3 0 2003
WASH. D.C.
155
SECTION

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 106,436 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 04 July 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 04 July 2003 that each of the Directors technically ceased to be interested on that day in 106,436 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, pursuant to the SAYE Scheme, in terms of which a maturity took place on 1 July 2003.

N Jordan
Deputy Secretary
04 July 2003

CC: AWL
NJS
NJ
SEC + S


SEC MAIL PROCESSING
RECEIVED
JUL 3 0 2003
WASH. DC 155 SECTION

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 31,812 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 08 July 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 08 July 2003 that each of the Directors technically ceased to be interested on that day in 31,812 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, pursuant to the SAYE Scheme, in terms of which a maturity took place on 1 July 2003.

N Jordan
Secretary
08 July 2003

cc: AWL
NWS
NJ
SEC+S

AVS: 532829
RNS: 5808N


SEC MAIL PROCESSING
RECEIVED
JUL 30 2003
WASH, D.C.
SECTION

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 83,360 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 15 July 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 15 July 2003 that each of the Directors technically ceased to be interested on that day in 83,360 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, pursuant to the SAYE Scheme, in terms of which a maturity took place on 1 July 2003.

N Jordan
Secretary
15 July 2003

CC: AWL
NJS
NJ
SEC + S.

AVS: 249212
RNS: 8336N


SEC MAIL PROCESSING
RECEIVED
JUL 30 2003
WASH. D.C. 155 SECTION

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 48,378 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 22 July 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 22 July 2003 that each of the Directors technically ceased to be interested on that day in 48,378 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, pursuant to the SAYE Scheme, in terms of which a maturity took place on 1 July 2003.

G A Wilkinson
Deputy Secretary
22 July 2003

CC: AWL
NVS
NJ
SEC(+5)


SEC MAIL
RECEIVED
PROCESSING
JUL 3 0 2003
WASH.

The following replaces the Holding in Company announcement released today 10 July 2003 at 12.35 under RNS 4057N.

The first paragraph regarding Old Mutual Plc's interest should have read interests have decreased and not interests have increased as previously stated.

All other details remain unchanged, and the full amended text appears below.

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have decreased from 9.03% to 8.91% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percenta
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,307,054	4.645
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.248
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	173,468	0.012
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	122,192	0.008
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	306,135	0.021
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	181,976	0.012
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	496,041	0.034
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	4,085,870	0.278
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	29,551,801	2.010
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	33,776	0.002
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,752,351	0.119
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	90,398	0.006
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.004
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,451,329	0.099
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213

Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.179
Quantative Asset Management	Nedcor Bank Nominees Limited	3,592,028	0.244
Quantative Asset Management	Standard Bank Nominees Limited	88,737	0.006
Syfrets Securities	Syfrets Securities Nominees Ltd	16,685	0.001
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	494,475	0.034
Syfrets Trust	Nedcor Bank Nominees Limited	73,055	0.005
Nedcor Securities Personal Banking	Nedcor Bank Nominees Limited	730,715	0.050
BOE Private Clients	Standard Bank Nominees	1,816,592	0.124
BOE Private Clients	Clients of BoE	34,728	0.002
Quaystone Ltd	ABSA Nominees Limited	207,127	0.014
Quaystone Ltd	Nedcor Bank Nominees Limited	255,541	0.017
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,292,518	0.088
Acadian Asset Management	Clients of Acadian Asset Management	804,130	0.055
	Total	131,068,439	8.91

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have decreased from 9.03% to 8.91% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,307,054	4.645
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.248
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	173,468	0.012
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	122,192	0.008
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	306,135	0.021
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	181,976	0.012
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	496,041	0.034
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	4,085,870	0.278
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	29,551,801	2.010
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	33,776	0.002
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,752,351	0.119
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	90,398	0.006
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.004
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,451,329	0.099
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.179
Quantative Asset Management	Nedcor Bank Nominees Limited	3,592,028	0.244
Quantative Asset Management	Standard Bank Nominees Limited	88,737	0.006
Syfrets Securities	Syfrets Securities Nominees Ltd	16,685	0.001

Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	494,475	0.034
Syfrets Trust	Nedcor Bank Nominees Limited	73,055	0.005
Nedcor Securities Personal Banking	Nedcor Bank Nominees Limited	730,715	0.050
BOE Private Clients	Standard Bank Nominees	1,816,592	0.124
BOE Private Clients	Clients of BoE	34,728	0.002
Quaystone Ltd	ABSA Nominees Limited	207,127	0.014
Quaystone Ltd	Nedcor Bank Nominees Limited	255,541	0.017
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,292,518	0.088
Acadian Asset Management	Clients of Acadian Asset Management	804,130	0.055
	Total	131,068,439	8.91


SEC MAIL
RECEIVED
PROCESSING
JUL 3 0 2003
WASH. D.C.
155
SECTION

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 60,300 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 8,600 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 13,400 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 626,956 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

17 July 2003

END.

ARS: 196767
RNS 9583M


SEC MAIL PROCESSING
RECEIVED
JUL 30 2003
WASH. D.C. 155 SECTION

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 4,060 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 April to 30 June 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Secretary

30 June 2003

END.